UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)(1)

Gaming and Leisure Properties Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467J108

(CUSIP Number)

David N. Brooks

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

(212) 798-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

May 24, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. //

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)	This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of Fortress GLPI VoteCo LLC and Randal A. Nardone, and Amendment No. 4 to the Schedule 13D on behalf of FIG LLC, Fortress Fund V GP L.P., Fortress Fund V GP Holdings Ltd., Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC and Wesley R. Edens.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): FIG LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,179
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,179
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.1%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Fortress Fund V GP L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Fortress Fund V GP Holdings Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Fortress Operating Entity I LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): FIG Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Fortress Investment Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Wesley R. Edens
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,179*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,179*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1%*
(14)	Type of Reporting Person (See Instructions): IN
*	See Item 6.

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Fortress GLPI VoteCo LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

*	See Item 6.

CUSIP No. 36467J108

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Randal A. Nardone
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%*
(14)	Type of Reporting Person (See Instructions): IN

*	See Item 6.

CUSIP No. 36467J108

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D”) on behalf of FIG LLC, Fortress Fund V GP L.P., Fortress Fund V GP Holdings Ltd., Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC and Wesley R. Edens in respect of the common stock, par value $0.01 per share (the “Common Stock”), of Gaming and Leisure Properties Inc., a Pennsylvania corporation (the “Issuer”), as amended on December 23, 2013 (“Amendment No. 1”), February 17, 2015 (“Amendment No. 2”) and March 19, 2015 (“Amendment No. 3”). Further, this Amendment No. 4 is hereby incorporated herein as Amendment No. 1 to the initial Schedule 13D filed on March 19, 2015 on behalf of Fortress GLPI VoteCo LLC and Randal A. Nardone in respect of the Common Stock of the Issuer. Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment No. 1, Amendment No. 2 and Amendment No. 3, shall remain in effect except to the extent expressly amended hereby and (as modified herein) are incorporated into such initial Schedule 13D filing. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

This Amendment No. 4 is being filed to reflect the reduction of the Reporting Persons’ beneficial ownership below five percent of the Common Stock outstanding, as described in Item 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

See Item 6 of this Amendment No. 4. The events described in Item 6 did not include the acquisition of additional shares of Common Stock by the Reporting Persons.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

See Item 6 of this Amendment No. 4 regarding the sale of Common Stock described therein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth on the cover pages hereto is incorporated herein by reference.

As noted in Item 5 of Amendment No. 3, as described in Item 6 of Amendment No. 3, each of the Reporting Persons other than VoteCo and Messrs. Edens and Nardone ceased to be a beneficial owner of more than 5% of the Common Stock outstanding on March 9, 2015.

As described in Item 6, which is incorporated herein by reference, following the May 2016 Offering, VoteCo and Messrs. Edens and Nardone ceased to be a beneficial owner of more than 5% of the shares of Common Stock outstanding on May 24, 2016.

Mr. Edens may be deemed to beneficially own and share the power to vote and dispose of the 10,179 shares of Common Stock held directly by FIG.

All percentages of Common Stock outstanding contained herein are based on 202,071,893 shares of Common Stock outstanding as of May 17, 2016, other than the percentage set forth in the first paragraph of this Item 5, which is based on 113,662,355 shares of Common Stock outstanding as of February 20, 2015 as set forth in Item 5 of Amendment No. 3.

CUSIP No. 36467J108

Other than in connection with the May 2016 Offering described in Item 6, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in Common Stock in the past sixty days.

On May 24, 2016, as a result of the May 2016 Offering, the Reporting Persons no longer may be deemed members of a group which beneficially owns more than 5% of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On May 18, 2016, FIG LLC, Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coninvestment GLPI SisterCo A) LP, Fortress Investment Fund V (Coninvestment GLPI SisterCo D) LP, Fortress Investment Fund V (Coninvestment GLPI SisterCo B) LP, Fortress Investment Fund V (Coninvestment GLPI SisterCo C) LP and Fortress Investment Fund V (Coninvestment GLPI SisterCo F) LP (collectively, the “Selling Shareholders”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (the “Underwriters”) and the Issuer pursuant to which the Selling Shareholders agreed to sell 10,530,624 shares of Common Stock of the Issuer owned by the Selling Shareholders to the Underwriters at a price of $31.32 per share. The sale (the “May 2016 Offering”) was consummated on May 24, 2016. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 99.6 to this Amendment No. 4, and incorporated by reference herein.

As a result of the May 2016 Offering, and the Reporting Person’s ceasing to own at least 2.5% of the outstanding shares of Common Stock, the Holder and its applicable affiliates, is no longer entitled to registration rights or information rights pursuant to the Investor Rights Agreement, in accordance with its terms.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

6.	99.6 – Underwriting Agreement, dated as of May 18, 2016

CUSIP No. 36467J108

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2016	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 26, 2016	FORTRESS FUND V GP L.P.

	By:	Fortress Fund V GP Holdings Ltd., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 26, 2016	FORTRESS FUND V GP HOLDINGS LTD.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 26, 2016	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 26, 2016	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

CUSIP No. 36467J108

Dated: May 26, 2016	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 26, 2016

/s/ Wesley R. Edens
Wesley R. Edens

Dated: May 26, 2016	FORTRESS GLPI VOTECO LLC

	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens
	Title:	Member

Dated: May 26, 2016

/s/ Randal A. Nardone
Randal A. Nardone